

August 30, 2013

Via E-Mail
Mr. Lindsay Hall
Chief Financial Officer
Goldcorp, Inc.
Suite 3400
666 Burrard Street
Vancouver, British Colombia V6C 2X8

> **Re: Goldcorp, Inc.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Response dated August 7, 2013**
> **File No. 001-12970**

Dear Mr. Hall:

We have reviewed your filing and response and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2012

Non-GAAP Measure – Total Cash Costs (By-Product) per Gold Ounce Calculation, page 43

1.   We reviewed your response to our prior comment 3 and have considered the practice of deducting by-product revenue from production costs. We continue to believe the presentation of this non-GAAP measure does not provide a reasonable representation of the actual cost of producing gold to investors. Please note that by-product revenue can be disclosed if you continue to believe the information is useful as long as the cost of

producing gold presented has not been reduced by it. Please confirm you will make this adjustment in any amended or future filings, as appropriate, on Form 40-F. Please note we are sensitive to the use of this measure throughout the industry and are evaluating avenues to express our position on a broader basis.

Exhibit 99.3

(m) Inventories and Stockpiled ore, page 16

2.   Your accounting policies do not appear to address your cost accounting for by-products. Please expand your future disclosure to include i) whether by-products are allocated the same types of direct and indirect production costs allocated to your principal metals (including allocated overhead, depreciation, depletion and amortization), and ii) whether by-product costs are included in inventory prior to sale (e.g. stockpiled ore, in-process inventory, and finished goods, as applicable). In your response, please provide us a sample of your proposed future disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining